Mail Stop 0510

      May 3, 2005

via U.S. mail and facsimile

Mr. Thomas R. VerHage
Vice President and Chief Financial Officer
Donaldson Company, Inc.
1400 West 94th Street
Minneapolis, Minnesota  55431

	RE:	Form 10-K for the fiscal year ended July 31, 2004
		Forms 10-Q for the quarters ended October 31, 2004 and January 31, 2005
			File No. 1-07891

Dear Mr. VerHage:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at
(202) 942-1989 or, in her absence, to the undersigned at (202)
942-
1798.

							Sincerely,




							John Hartz
							Senior Assistant Chief
Accountant
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE